

September 16, 2019

Daniel DuPree
Chief Executive Officer
PREFERRED APARTMENT COMMUNITIES INC
3284 Northside Parkway NW
Suite 150
Atlanta, GA 30327

> **Re: PREFERRED APARTMENT COMMUNITIES INC**
> **Form S-3**
> **Filed August 30, 2019**
> **File No. 333-233576**

Dear Mr. DuPree:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities

cc: James P. Gerkis, Esq.